Exhibit 7

Computation of Ratios for Fiscal Year ended December 31, 2011, 2012 and 2013

	2011	2012	2013
	CNY’000	CNY’000	CNY’000
Current assets (a)	179,085	285,754	296,760
Current liabilities (b)	811,181	1,315,865	1,464,968
Current ratio (c=a/b)	0.22	0.22	0.20
Working capital (d=a-b)	(632,096)	(1,030,111)	(1,168,208)
Short-term bank loans and current portion of long-term bank loans (e)	225,000	443,900	1,018,550
Mining rights payable – current (f)	22,612	25,568	38,876
Long-term bank loans (g)	510,886	569,630	889,504
Mining rights payable – non-current (h)	103,378	77,810	55,442
Total interest-bearing debt (i=e+f+g+h)	861,876	1,116,908	2,002,372
Total shareholders’ equity (j)	565,469	507,595	255,376
Total capital (k=i+j)	1,427,345	1,624,503	2,257,748
Ratio of interest-bearing debt to total capital (l=i/k)	60.38%	68.75%	88.69%